

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2025

Kit Shing Cheung
Chief Executive Officer
Etoiles Capital Group Co., Ltd
Unit 03-04, 25/F, Cosco Tower, 183 Queen's Road Central
Sheung Wan, Hong Kong

> **Re: Etoiles Capital Group Co., Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted August 26, 2025**
> **CIK No. 0002058349**

Dear Kit Shing Cheung:

    This is to advise you that we do not intend to review your registration statement.

    We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael Tsang